

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2010

Mr. Manuel Pablo Zúñiga-Pflücker
President and Chief Executive Officer
BPZ Resources, Inc.
580 Westlake Park Blvd., Suite 525
Houston, TX 77079

> **Re:** **BPZ Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 1-12697**

Dear Mr. Zúñiga-Pflücker:

We have completed our review of your 2008 Form 10-K, and do not, at this time, have any further comments.

Sincerely,

Mark C. Shannon
Branch Chief